EX-28.h.4.h

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT FOR

DFA INVESTMENT DIMENSIONS GROUP INC.

AMENDED AND RESTATED FEE WAIVER AND/OR EXPENSE ASSUMPTION AGREEMENT, made this 15th day of December, 2016, between DFA Investment Dimensions Group Inc., a Maryland corporation (the “Fund”), on behalf of certain portfolios of the Fund, as identified below (each a “Portfolio,” and together, the “Portfolios”), and Dimensional Fund Advisors LP, a Delaware limited partnership (“Dimensional”), amending and restating certain waiver agreements previously entered into by the Fund and Dimensional.

WHEREAS, Dimensional has entered into Investment Management Agreements with the Fund, on behalf of the Portfolios, pursuant to which Dimensional provides various services to the Portfolios, and for which Dimensional is compensated based on the average net assets of such Portfolios; and

WHEREAS, the Fund and Dimensional have determined that it is appropriate and in the best interests of each Portfolio and its shareholders to limit the fees and expenses of the Portfolios of the Fund as listed below;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Fee Waiver by Dimensional.

Dimensional agrees to waive all or a portion of each Portfolio’s management fee to the extent necessary to limit the total management fees paid to Dimensional by a Portfolio, including the proportionate share of the management fees a Portfolio pays indirectly through its investment in other funds managed by Dimensional, except for the fees paid indirectly through its investment of securities lending cash collateral in The DFA Short Term Investment Fund, to the following rates listed below for each Portfolio:

Portfolio	Total Management Fee
U.S. Large Cap Value Portfolio	0.25%
Tax-Managed U.S. Marketwide Value Portfolio	0.35%
LWAS/DFA International High Book to Market Portfolio	0.21%
Japanese Small Company Portfolio	0.50%
United Kingdom Small Company Portfolio	0.50%
Continental Small Company Portfolio	0.50%
Asia Pacific Small Company Portfolio	0.50%
Emerging Markets Small Cap Portfolio	0.65%

2.	Fee Waiver and Expense Assumption for Small Company Portfolios. In addition to the fee waiver in Section 1 of this Agreement, with respect to the Japanese Small Company Portfolio, United Kingdom Small Company Portfolio, Continental Small Company Portfolio and Asia Pacific Small Company Portfolio (each a “Small Company Portfolio”), Dimensional agrees to further waive all or a portion of its management fee and to assume the other direct expenses of a class of a Small Company Portfolio (excluding expenses incurred through its investment in other investment companies managed by Dimensional) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of each class of the Portfolio to 0.47% of the average net assets of the class on an annualized basis (“Expense Limitation Amount”).

3.	Fee Waiver and Expense Assumption for International Small Company Portfolio. Dimensional agrees to waive all or a portion of its management fee and to assume the other direct expenses of a class of the International Small Company Portfolio (excluding expenses incurred through its investment in other investment companies) (“Portfolio Expenses”) to the extent necessary to limit the Portfolio Expenses of each class of the Portfolio to 0.45% of the average net assets of the class on an annualized basis (“Expense Limitation Amount”).

4.

Duty to Reimburse Dimensional. With respect to each Small Company Portfolio and the International Small Company Portfolio, if, at any time, the Portfolio Expenses are less than the applicable Expense Limitation Amount of a class of shares of a Portfolio, the Fund, on behalf of the Portfolio, shall reimburse Dimensional for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Portfolio Expenses for such class of shares of the Portfolio to exceed the applicable Expense Limitation Amount identified above. Except, there shall be no obligation for the Fund, on behalf of a Small Company Portfolio to reimburse Dimensional for fees waived in connection with the fee waiver described in Section 1 of this Agreement. Also, there shall be no obligation of the Fund, on behalf of a Small Company Portfolio or the International Small Company Portfolio, to reimburse Dimensional for fees waived or expenses previously assumed by Dimensional more than thirty-six (36) months prior to the date of any reimbursement.

5.	Assignment. No assignment of this Agreement shall be made by Dimensional without the prior consent of the Fund.

6.	Duration and Termination. This Agreement shall begin on February 28, 2017, and shall continue in effect until February 28, 2018 for each Portfolio, and shall continue in effect from year to year thereafter, unless and until the Fund or Dimensional notifies the other party to the Agreement, at least thirty days (30) prior to the end of the one-year period for a Portfolio, of its intention to terminate the Agreement. Notwithstanding this Section 6, the fee waiver described in Section 1 of this Agreement for each Portfolio, shall remain in effect permanently, unless terminated by the Fund. This Agreement shall automatically terminate upon the termination of the Investment Management Agreement, between Dimensional and the Fund, on behalf of such Portfolio.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DFA INVESTMENT DIMENSIONS GROUP INC.	DIMENSIONAL FUND ADVISORS LP

By: DIMENSIONAL HOLDINGS INC., General Partner

By:	By:
Name:	Name:
Title:	Title:

As amended: December 15, 2016

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